UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  COMMISSION FILE NUMBER 0-25943

                           NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q

  [ ] Form N-SAR    [ ] Form N-CSR

         For Period Ended:    December 31, 2003
                            -------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant                    JMXI LIQUIDATING TRUST
                        --------------------------------------------------------

Former Name if Applicable

--------------------------------------------------------------------------------

Address of Principal Executive Office (STREET AND NUMBER)

                   c/o Wells Fargo Bank, National Association
          (as successor by consolidation to Wells Fargo Bank Minnesota,
                             National Association)
                          Customized Fiduciary Services
                        Sixth and Marquette, MAC 9303-120


City, State and Zip Code        Minneapolis, MN 55479
------------------------        ---------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



[X]       (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The JMXI Liquidating Trust (the "Trust") was established pursuant to the JMXI Liquidating Trust Agreement dated May 1, 2003 by and between Wells Fargo Bank Minnesota, National Association and JMXI Inc. ("JMXI"). Pursuant to the Plan of Distribution of JMXI, Inc. dated May 1, 2003, certain assets and liabilities of JMXI were transferred to the Trust, and JMXI dissolved. The Trust was formed in order to liquidate the assets and liabilities so transferred to it and to distribute the net funds remaining following such liquidation to the former shareholders of JMXI. With this being the initial preparation of financial statements of the Trust and with the Trust having only operated for a portion of a year, additional time is needed for the completion of the financial statements to be included in the Annual Report on Form 10-K.



                                     PART IV
                                OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification:

Timothy P. Mowdy                       612                      316-1445
--------------------------------------------------------------------------------
    (Name)                         (area code)            (Telephone Number)



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

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


[   ] Yes  [   ] No   Not applicable

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


[   ] Yes  [   ] No   Not applicable

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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


                             JMXI LIQUIDATING TRUST
                             ----------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                   By: Wells Fargo Bank, National Association
          (as successor by consolidation to Wells Fargo Bank Minnesota,
                             National Association)



Date:   March 30, 2004              By:     /s/ Timothy P. Mowdy
      -------------------               --------------------------------
                                            Name: Timothy P. Mowdy
                                            Title:   Assistant Vice President




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